SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Taubman Centers, Inc.

(Name of Subject Company)

Taubman Centers, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

876664103

(CUSIP Number of Class of Securities)

Lisa A. Payne

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300, P.O. Box 200
Bloomfield Hills, Michigan 48303
(248) 258-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Cyril Moscow Honigman Miller Schwartz and Cohn, LLP 2290 First National Building 660 Woodward Avenue Detroit, Michigan 48226-3583 (313) 465-7000	Jeffrey H. Miro Kenneth H. Gold Miro, Weiner & Kreimer 38500 Woodward Avenue, Suite 100 Bloomfield Hills, Michigan 48303 (248) 646-2400	Adam O. Emmerich Trevor S. Norwitz Robin Panovka Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York, 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Letter to Taubman Centers' shareholders
Press release issued December 11, 2002
Restated By-Laws of Taubman Centers, Inc.
Complaint filed on November 14, 2002
Amended Complaint filed on December 6, 2002
Complaint filed on November 15, 2002
Complaint filed on November 19, 2002
Complaint filed on December 05, 2002
Letter to Taubman Centers' employees
Presentation - Board Rejection of Simon Offer

Item 1.     Subject Company Information.

      (a) The name of the subject company is Taubman Centers, Inc., a Michigan corporation (the “Company” or “Taubman Centers”). The Company is the managing general partner of The Taubman Realty Group Limited Partnership (the “Operating Partnership”), through which the Company conducts all its operations. The Company has a 62% partnership interest in the Operating Partnership. The Operating Partnership also owns more than 99% of The Taubman Company LLC (the “Manager”), which provides services to the Operating Partnership and the Company. The address and telephone number of the Company’s principal executive offices are 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303 and (248) 258-6800.

      (b) The title of the class of equity securities to which this statement relates is the Company’s Common Stock, par value $0.01 per share (the “Common Shares”). As of December 6, 2002, there were 52,205,122 Common Shares outstanding.

Item 2.     Identity and Background of Filing Person.

      (a) Name and Address of Person Filing this Statement

      The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and Taubman Centers is the person filing this statement. The Company’s website address is www.Taubman.com. The information on the Company’s website should not be considered a part of this Statement.

      (b) Tender Offer of the Purchaser

      This Statement relates to the offer by Simon Property Acquisitions, Inc. (“Offeror”), a wholly owned subsidiary of Simon Property Group, Inc. (“Simon”) to pay $18.00 net to the seller in cash, without interest thereon, for each Common Share. The offer is on the terms and subject to the conditions set forth in Simon’s offer, dated December 5, 2002, and in the related letter of transmittal (the “Offer”).

      The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated December 5, 2002, filed by Simon with the Securities and Exchange Commission. The Schedule TO states that the address of Offeror’s and Simon’s principal executive offices is National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204 and that Simon’s telephone number at such location is (317) 636-1600.

Item 3.     Past Contracts, Transactions, Negotiations and Agreements.

      Except as described in this statement, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest, between Taubman Centers or its affiliates and (1) its executive officers, directors or affiliates or (2) Simon or any of its executive officers, directors or affiliates.

      (a) Arrangements with Executive Officers and Directors of Taubman Centers

      If the directors and executive officers of the Company who own Common Shares tender their Common Shares in the Offer, they will receive the offer consideration for their Common Shares on the same terms and conditions as the other public shareholders. As of December 6, 2002, the directors and executive officers of Taubman Centers beneficially owned in the aggregate 523,349 Common Shares.

      As of December 6, 2002, the directors and executive officers of the Company held options to purchase 1,403,231 Common Shares, all of which had vested as of such date, with exercise prices ranging from $9.69 to $13.889 and an aggregate weighted average exercise price of $12.23 per share.

      Taubman Centers’ directors, executive officers and affiliates have entered into the various agreements discussed below.

     Senior Short Term Incentive Plan

      The officers and senior management of the Manager receive part of their annual compensation pursuant to the Manager’s Senior Short Term Incentive Plan (the “SSTIP”). Under the SSTIP, the actual amount awarded to a participant depends upon a review and assessment of the employee’s and the Company’s performance. Performance that meets expectations results in a bonus of approximately 100% of an employee’s target amount. Performance beyond expectations may result in an employee receiving up to 150% of his target bonus. Performance below expectations results in a payment of less than the bonus target.

     Incentive Option Plan

      The Operating Partnership maintains the 1992 Incentive Option Plan for employees of the Manager (which is more than 99% beneficially owned by the Operating Partnership) with respect to Units of Partnership Interest in the Operating Partnership (the “Units”). Upon exercise, it is anticipated that substantially all employees will exchange each underlying Unit for one share of the Company’s Common Stock under the Continuing Offer (as defined herein). Mr. Robert Taubman, however, has elected to defer on exercise his receipt of some of his Units of Partnership Interest and right to exchange such Units under the Continuing Offer, see “Option Deferral Agreement with Robert S. Taubman” and “Continuing Offer.”

      The Company’s chief executive officer makes periodic recommendations to the Compensation Committee of the Board, which, after reviewing such recommendations, determines grants. The exercise price of each Incentive Option is equal to the fair market value of a Unit of Partnership Interest on the date of grant. The 1992 Incentive Option Plan was amended in December 2001 to permit a holder of an Incentive Option to pay the exercise price in cash or by surrender of Units having an aggregate fair market value equal to the exercise price. In the event that the exercise price for an Incentive Option is paid by surrendering Units, only those Units of Partnership Interest issued to the optionee in excess of the number of Units surrendered are counted for purposes of determining the remaining number of Units available for future grants of Incentive Options under the 1992 Incentive Option Plan.

      Generally, an Incentive Option vests in one-third increments on each of the third, fourth, and fifth anniversaries of the date of grant, although the Compensation Committee may allow an exercise at any time more than six months after the date of grant. If the optionee’s employment terminates within the first three years for reasons other than death, disability, or retirement, the right to exercise the Incentive Option is forfeited. If the termination of employment is because of death, disability, or retirement, the Incentive Option may be exercised in full. Outstanding Incentive Options also vest in full upon the termination of the Manager’s engagement by the Operating Partnership, upon any “change in control” of the Operating Partnership, or upon the permanent dissolution of the Operating Partnership. No Incentive Option may be exercised after ten years from the date of grant. As discussed under “Compensation Committee Report on Executive Compensation,” the 1992 Incentive Option Plan has been replaced by the Performance Plan as the primary source of long-term compensation. There were no Incentive Option grants to Named Officers in 2001.

     Long Term Performance Compensation Plan

      The Company’s Long Term Performance Compensation Plan (the “Performance Plan”) was adopted by the Manager and approved by the Operating Partnership’s compensation committee in 1996 (the Compensation Committee of the Board now performs such functions). The Company’s Performance Plan was amended effective January 1, 1999 (the “First Amendment”) and again effective January 1, 2000 (the “Second Amendment”).

      The amount of a participant’s award is based on individual and Company performance for the fiscal year prior to the date of the award and the individual’s position in the Company. Each eligible participant is granted a cash award (a “Cash Award”) and the final payout value of an award is tied to the achievement of a target compounded growth rate of the Company’s per share funds from operations (“FFO”) over the three-year vesting period of the award. If the target is achieved, the payout amount of each Cash Award is increased, subject to a maximum premium of 30%; otherwise the payout amount remains the amount of the original grant. FFO is defined as income before extraordinary items, real estate depreciation and amortization, and the allocation to the minority interest in the Operating Partnership, less preferred dividends and distributions. Gains on dispositions of depreciated operating properties are excluded from FFO. In 2001, a $1.9 million charge related to a technology investment was also excluded. Each Cash Award vests on the third January 1 after the date of grant. Upon vesting, the value of the award under the Performance Plan will be paid to the participant in a lump sum, unless the participant elects to defer payment in accordance with the terms of the Performance Plan. The payout amount is determined on the vesting date; and such amount will accrue interest from the vesting date until the deferred payment date.

      Prior to the Second Amendment, awards were made in respect of notional shares of Common Stock and the payout value of an award was based on the value of the Company’s Common Stock. The Second Amendment affected awards made for fiscal years 1998 and 1999 as well as awards made after the effective date of the Second Amendment. Awards made in 1998 and 1999 were converted from Notional Shares into Cash Awards at a rate based on the value, determined by reference to the price of the Company’s Common Stock, of the Notional Shares held by the individual at the time of the conversion. The 1998 Cash Awards vested and, unless deferred in accordance with the provisions of the Performance Plan, were paid during 2001.

      Under the Performance Plan, upon a “change of control” of the Manager, each sub account will vest in full and any deferral period elected under the Performance Plan will terminate and any sub account that a participant has elected to defer will be valued as of the settlement date and will be distributed in a lump sum payment as soon as administratively practicable following the termination of the deferral period, and if applicable, the determination of the FFO per share growth rate.

     Employment Agreement with Lisa A. Payne

      In January 1997, the Manager entered into a three-year agreement with Lisa A. Payne (Taubman Centers’ Executive Vice President and Chief Financial and Administrative Officer) regarding her employment as an Executive Vice President and the Chief Financial Officer of the Manager and her service to the Company in the same capacities. In January 1999 and January 2000, the agreement was extended for an additional year and continues to have automatic, one-year extensions unless either party gives notice to the contrary. In March 2002, Ms. Payne became the Manager’s and Company’s Chief Financial and Administrative Officer and continued her position as an Executive Vice President of each entity. The employment agreement provides for an annual base salary of not less than $500,000, to be reviewed annually. The agreement also provides for Ms. Payne’s participation in the Manager’s SSTIP, with a target award of $250,000 and a maximum annual award of $375,000.

     Employment Agreement with Courtney Lord

      In November 1999, in connection with the Operating Partnership’s acquisition of the outstanding stock of Lord Associates, Inc., the Manager entered into an employment agreement with Courtney Lord pursuant to which Mr. Lord became the Manager’s Senior Vice President of Leasing. The agreement terminates on January 1, 2005 unless sooner terminated by either the Company or Mr. Lord for cause or by Mr. Lord due to his death, disability or voluntary termination. The employment agreement provides for an annual base salary of not less than $270,000, to be reviewed annually. The agreement also provides for Mr. Lord’s participation in the Manager’s SSTIP, with a minimum award of $195,000 for each of the years beginning January 1, 2000 and January 1, 2001 and for a grant (effective January 1, 2000) of a Cash Award having an initial payout value of $137,500 under the Performance Plan. Under the Agreement, the Manager paid Mr. Lord $50,000 as a hiring bonus in 1999 and reimbursed Mr. Lord for certain relocation expenses of approximately $26,500 in 2000. Mr. Lord has agreed that in the event his employment is terminated he will not thereafter compete with the Company for a period (depending on the circumstances surrounding such termination) of between one and two years. In addition, part of the consideration received by Mr. Lord in exchange for his shares of Lord Associates, Inc. included 435,153 Units and 435,153 shares of Series B Preferred Stock. Units of Partnership Interest granted to Mr. Lord are subject to vesting, and, once fully vested, may be exchanged for Common Shares under the Continuing Offer. At this time, after taking into account Mr. Lord’s exercise of his rights under the Continuing Offer with respect to 68,000 Units, Mr. Lord has both voting and distribution rights with respect to his remaining 193,095 Units and 193,095 shares of Series B Preferred Stock. Mr. Lord has granted an irrevocable proxy to TG Partners with respect to the remaining Units and shares of Series B Preferred Stock. The remaining Units are not entitled to receive partnership distributions and allocations except upon liquidation. Under the terms of the irrevocable proxy executed by Mr. Lord in favor of TG Partners and a letter agreement between Mr. Lord and the Operating Partnership, the remaining Units and shares of Series B Preferred Stock will be released from the proxy and such Units will become entitled to partnership distributions and allocations over a period ending January 1, 2005. Mr. Lord has pledged 65,271 Units and shares of Series B Preferred Stock to be released from the proxy as collateral for his obligation to remit to the Operating Partnership a portion of the cash consideration he received in exchange for his shares of Lord Associates, Inc., in the event the acquired business does not meet certain performance criteria. In addition, if Mr. Lord’s employment is terminated, the Manager has the right to purchase up to 100% of any Units which have not been released from the proxy and become entitled to partnership distributions and allocations for a cash lump sum payment of $50,000.

     Option Deferral Agreement with Robert S. Taubman

      In December 2001, the Manager, the Operating Partnership and Robert S. Taubman entered into an Option Deferral Agreement (the “Deferral Agreement”) with respect to an Incentive Option for 2,962,620 Units granted to Mr. R. Taubman in 1992 pursuant to the 1992 Incentive Option Plan (the “Option”). The Deferral Agreement provides that the gains (i.e., the difference between the fair market value of the Units subject to the Options and the aggregate exercise price of the Options) that would be recognized by Mr. R. Taubman upon his exercise of the Options will be deferred. Mr. Taubman will defer receipt of the Units covered by the Options for a period of ten years from the date of exercise. Until the deferred amount has been distributed in full, Mr. Taubman will receive distribution equivalents on the deferred amounts in the form of cash payments as and when the Company makes distributions on actual Units outstanding. Beginning with the earlier of Mr. Taubman’s cessation of employment for any reason or the ten year anniversary of the date of exercise, the deferred Units will be paid to Mr. R. Taubman in ten annual installments. The Deferral Agreement will terminate and the deferred Units of Partnership Interest will be paid to Mr. R. Taubman in a single distribution upon a “change in control” of the Operating Partnership. As of December 9, 2002, all Options covered by the Deferral Agreement have been deferred, resulting in 871,262 Units being subject to the Deferral Agreement.

Compensation of Directors

      During 2001, the Company paid directors who are neither employees nor officers of the Company or its subsidiaries an annual fee of $35,000, a meeting fee of $1,000 for each Board or committee meeting attended, and reimbursed outside directors for expenses incurred in attending meetings and as a result of other work performed for the Company. For 2001, the Company incurred costs of $214,000 relating to the services of Messrs. Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert and Peter Karmanos, Jr., as directors of the Company.

      As part of its overall program of charitable giving, the Operating Partnership maintains a charitable gift program for the Company’s outside directors. Under this charitable gift program, the Operating Partnership matches an outside director’s donation to one or more qualifying charitable organizations. The Operating Partnership generally limits matching contributions to an aggregate maximum amount of $10,000 per director per year. Individual directors derive no financial benefit from this program since all charitable deductions accrue solely to the Operating Partnership. During 2001, the Operating Partnership made two matching contributions in the total amount of $10,000.

     Certain Transactions

      In May 2002, the Operating Partnership acquired for $88 million a 50% general partnership interest in SunValley Associates, a California general partnership that owns the SunValley shopping center located in Concord, California. The $88 million purchase price consists of $28 million of cash and $60 million of existing debt that encumbers the property. The Company’s interest in the secured debt consists of a $55 million primary note bearing interest at LIBOR plus 0.92% and a $5 million note bearing interest at LIBOR plus

3.0%. The notes mature in September 2003 and have two one-year extension options. The center is also subject to a ground lease that expires in 2061. The Manager has managed the property since its development and will continue to do so. Although the Operating Partnership purchased its interest in SunValley from an unrelated third party, the other 50% partner in the property is an entity owned and controlled by Mr. A. Alfred Taubman, the Company’s largest equity holder, recently retired Chairman of the Board of Directors and the father of Robert and William Taubman. In determining whether or not to proceed with the acquisition, the Company’s directors considered, among other things, the advice of independent outside counsel, the fact that the purchase price of the interest had been negotiated at arm’s length with the independent third party, and Mr. A. Alfred Taubman’s agreement to amend SunValley’s partnership agreement upon consummation of the acquisition to name the Operating Partnership as the managing general partner, to provide that so long as the Operating Partnership has an ownership interest in the property, the Manager will remain its manager and leasing agent pursuant to an agreement containing the same favorable terms as in the existing leasing and management agreement between SunValley and the Manager, and to otherwise contain terms similar to partnership agreements the Company has negotiated with unrelated third parties. Messrs. William and Robert Taubman recused themselves from the Board’s discussion regarding, and did not vote on the decision to go through with, the acquisition. The Operating Partnership was represented by independent outside counsel in the negotiation of a definitive partnership agreement with Mr. A. Alfred Taubman.

      When the Company acquired Lord Associates, Inc. in November 1999, Courtney Lord, who in connection with such acquisition became the Manager’s Senior Vice President of Leasing, retained his interest in certain agreements with third parties entitling him to receive a commission or other remuneration in the event the Operating Partnership purchases, leases and/or develops certain parcels of real estate. The remuneration Mr. Lord is entitled to receive is fixed for certain agreements; for others the remuneration ultimately paid to Mr. Lord will depend on the terms of any transaction between the Operating Partnership and such third party. During 2000, Mr. Lord received $320,000 in commissions paid by the joint venture between the Operating Partnership and Swerdlow Real Estate Group to develop Dolphin Mall. During 2001 and through December 9, 2002, Mr. Lord did not receive any such payments.

      A. Alfred Taubman and certain of his affiliates receive various property management services from the Manager. For such services, Mr. A. Taubman and affiliates paid the Manager approximately $3.1 million in 2001.

      During 2001, the Manager paid approximately $2.7 million in rent and operating expenses for office space in the building in which the Manager maintains its principal offices and in which A. Alfred Taubman, Robert S. Taubman, and William S. Taubman have financial interests.

      During 1997, the Operating Partnership acquired an option to purchase certain real estate on which the Operating Partnership was exploring the possibility of developing a shopping center. A. Alfred Taubman, Robert S. Taubman, and William S. Taubman have a financial interest in the optionor. The option agreement required option payments of $150,000 during each of the first five years, $400,000 in the sixth year, and $500,000 in the seventh year. To date, the Operating Partnership has made payments of $450,000. In 2000, the Operating Partnership decided not to go forward with the project and reached an agreement with the optionor to be reimbursed at the time of the sale or lease of the real estate for an amount equal to the lesser of 50% of the project costs to date or $350,000. Under the agreement, the Operating Partnership’s obligation to make further option payments was suspended. The Operating Partnership expects to receive $350,000 in total reimbursements, though the timing will depend on the sale or lease of the real estate and is uncertain. After receipt of such amount, the option will be terminated.

      Committees of outside directors review business transactions between the Company and its subsidiaries and related parties to ensure that the Company’s involvement in such transactions, including those described above, is on arm’s length terms.

     Continuing Offer

      The Company has made a continuing offer to the partners in the Operating Partnership (excluding A. Alfred Taubman) to exchange their units of partnership interest in the Operating Partnership for Common

Shares, as described in the Second Amended and Restated Continuing Offer, dated May 16, 2000 (the “Continuing Offer”). Under the Continuing Offer, partnership units are exchangeable for an equal number of Common Shares.

     Cash Tender Agreement

      As A. Alfred Taubman is not a participant in the Continuing Offer, he has entered into a an agreement with the Company under which he has the annual right to tender to the Company units of partnership interest in the Operating Partnership (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on a market valuation of the Company on the trading date immediately preceding the date of the tender (the “Cash Tender Agreement”). At A. Alfred Taubman’s election, his family and certain others may participate in tenders. The Company will have the option to pay for these interests from available cash, borrowed funds, or from the proceeds of an offering of the Company’s common stock. Generally the Company, if it is ever required to do so, expects to finance these purchases through the sale of new shares of its stock. The tendering partner will bear all market risk if the market price at closing is less than the purchase price and will bear the costs of sale. Any proceeds of the offering in excess of the purchase price will be for the sole benefit of the Company.

      Based on a market value at December 6, 2002 of $16.78 per common share, the aggregate value of interests in the Operating Partnership that may be tendered under the Cash Tender Agreement was approximately $414 million. The purchase of these interests at December 6, 2002 would have resulted in the Company owning an additional 29% interest in the Operating Partnership.

     Indemnification

      The Taubman Centers Restated Articles of Incorporation provide that no director will be personally liable to Taubman Centers or its shareholders for monetary damages for a breach of certain duties as a director. The Restated Articles of Incorporation also provide that Taubman Centers will, to the fullest extent permitted under applicable law, indemnify its directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director of Taubman Centers. Taubman Centers has the power to indemnify its officers under the circumstances set forth in the Restated Articles of Incorporation.

     Rights of the Holders of Series B Preferred Stock

      At the Company’s 1996 Annual Meeting, the Company’s shareholders authorized the Company to issue up to 50 million shares of preferred stock and the Board of Directors to designate Preferred Stock from time to time in one or more series having the relative rights, preferences, and priorities as determined by the Board of Directors. Pursuant to that authority, the Board of Directors would determine the terms of each series, including the designation of such series, the number of shares of such series (subject to the maximum number of authorized shares of preferred stock), dividend or interests rates, conversion prices, voting rights, redemption prices, maturity dates, and all other relative rights, preferences and priorities of such series. The shareholders granted the Board of Directors such authority with the understanding that the Board of Directors anticipated it would not seek further shareholder approval prior to authorizing the Company to issue preferred stock.

      In connection with a corporate restructuring in 1998, the Board of Directors, acting on the previously granted authority, authorized the creation of Series B Non-Participating Convertible Preferred Stock (“Series B Preferred Stock”). Each of the holders of Units at that time was issued one share Series B Preferred Stock for each Unit that they held. In addition, the Company is obligated to issue, upon subscription, one share of Series B Preferred Stock upon each additional issuance of a Unit, other than to the Company. Each share of Series B Preferred Stock entitles the holder to one vote on all matters submitted to the Company’s shareholders. The holders of Series B Preferred Stock, voting as a class, have the right to designate up to four nominees for election as directors of the Company. On all other matters, including the election of directors, the holders of Series B Preferred Stock will vote with the holders of common stock. The holders of Series B Preferred Stock are not entitled to dividends or earnings. As indicated in the Company’s public filings in the approximately four years since the restructuring, the Series B Preferred Stock have participated in every election of directors and other shareholder vote. The Series B Preferred Stock is convertible into common stock at a ratio of 14,000 shares of Series B Preferred Stock for one Common Share upon a holder of Units transfer of one or more Units to the Company. As of December 6, 2002, members of the Taubman family held 79.44% of the Series B Preferred Stock.

      At the Company’s 2000 annual meeting the shareholders approved the adoption of an amendment to the Company’s Restated Articles of Incorporation to increase the number of preferred shares authorized from 50,000,000 to 250,000,000.

      The Taubman Centers Restated Articles of Incorporation provide that the corporation may not do the following without the affirmative vote or consent of the majority of the holders of the Series B Preferred Stock: (1) create, authorize, or issue any security or equivalent, the issuance of which could adversely and disparately affect the voting power of the holders of Series B Preferred Stock; (2) amend, alter, or repeal the provisions of the Articles of Incorporation, whether by merger, consolidation, or otherwise, in a manner that could adversely affect the voting power or voting rights of the Series B Preferred Stock or its holders; (3) be a party to a material transaction (including, without limitation, a merger, consolidation, or share exchange) if the transaction could adversely and disparately affect the voting power or voting rights of the Series B Preferred Stock or its holders; or (4) issue any shares of Series B Preferred Stock to anyone other than a registered holder of Units.

     Voting Agreements

      On November 14, 2002, Robert S. Taubman entered into the following voting agreements: (1) Voting Agreement among Robert S. Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc. (the “Fisher Agreement”); (2) Voting Agreement between Robert S. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/ A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/ A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/ A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/ A dated 12/22/92 (the “Rakolta Agreement”); and (3) Voting Agreement between Robert S. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended (the “Larson Agreement” and together with the Fisher Agreement and the Rakolta Agreement collectively the “Voting Agreements”).

      The Voting Agreements generally grant Robert S. Taubman an irrevocable proxy conferring on him the sole and absolute right to vote the shares of Common Stock and Series B Preferred Stock which are the subject of such agreements. The Larson Agreement has a two year term; the Fisher Agreement and the Rakolta Agreements each have one year terms. The Rakolta Agreement and Larson Agreement grant Robert S. Taubman certain rights to purchase the shares which are subject to that agreement if the grantee decides to sell such shares; the Fisher Agreement contains no such provisions. The foregoing description of the Voting Agreements is qualified in its entirety by reference to such agreements, copies of which are incorporated by reference herein. No consideration was given by Robert S. Taubman for the Voting Agreements.

      Pursuant to the Voting Agreements, Robert S. Taubman has the sole and absolute right to vote 885,584 shares of Common Stock and 1,555,178 shares of Series B Preferred Stock. The Taubman family holds 500,437 shares of Common Stock, 25,228,882 shares of Series B Preferred Stock and 25,228,882 Units of Taubman Realty Group Limited Partnership (“Units”). Each member of the Taubman family disclaims beneficial ownership of any shares of Common Stock, Series B Preferred Stock and Units held by any other member of the Taubman family. When combined with the Common Shares and Series B Shares subject to the Voting Agreements, the Taubman family and Robert S. Taubman have the right to vote 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of Common Stock, representing in the aggregate 33.6% of the outstanding voting stock of the Company, which as of December 6, 2002 consisted of 52,205,122 shares of Common Stock and 31,767,066 shares of Series B Preferred Stock. Simon has challenged the issuance of the

Voting Agreements under the Complaint for Declaratory and Injunctive Relief filed December 5, 2002 in the United States District Court of the Eastern District of Michigan (see Item 5 describing this litigation).

      (b) Transactions with Simon

      Certain affiliates of the Company and Simon, along with certain other entities, were members in MerchantWired, LLC, a limited liability company formed for the purpose of providing high speed broad band networks to retailers for retail stores throughout the United States. On September 2002, MerchantWired, LLC discontinued operations.

      In September 2000, Simon, along with certain other real estate companies, formed Constellation Real Technologies, LLC for the purpose of incubating or acquiring real estate related internet, e-commerce or telecommunications enterprises. In 2001, an affiliate of the Company became a member in Constellation. Currently, Constellation has business investments in FacilityPro, ePropertyTax, Inc., eProject, Inc., and Accruent, all of which are service providers to the real estate industry.

      Certain affiliates of the Company and Simon, along with an affiliate of The Mills Corporation, a publicly traded REIT, were each partners in the Arizona Mills shopping center property, which is located in Phoenix, Arizona. In May 2002, the Company and The Mills Corporation affiliates acquired the SPG Inc. affiliate’s partnership interest in the Arizona Mills shopping center property for cash.

      Other than as disclosed herein, there are no material agreements, arrangements or understandings or potential conflicts of interest, between the Company, or its affiliates, on the one hand, and Simon or its respective executive officers, directors or affiliates, on the other.

Item 4.     The Solicitation or Recommendation.

      (a) Solicitation/ Recommendation

      After careful consideration, including a thorough review of the Offer with the Company’s independent financial and legal advisors, the Board of Directors unanimously determined that the Offer is not in the best interests of Taubman Centers’ shareholders.

      Accordingly, the Board of Directors unanimously recommends that you reject the Offer and not tender your Common Shares pursuant to the Offer.

      A form of letter communicating the Board of Directors’ recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this document and are incorporated herein by reference.

      (b) Background of the Transaction

      On October 16, 2002, David Simon, the Chief Executive Officer of Simon faxed to the Company a letter requesting an opportunity to meet with Robert S. Taubman Chairman, President and Chief Executive Officer of the Company for the purposes of presenting a proposal to acquire Taubman Centers. Later that day, Mr. Simon’s office called to confirm that the fax had been received. The following is a copy of the letter:

October 16, 2002

Robert S. Taubman

Chairman of the Board, President
  and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48303

Dear Bob:

      As you know from our conversations over the last few years, I have long admired Taubman Centers, Inc. and the wonderful portfolio of properties built by you and your family. I would like to discuss with you Simon Property Group’s proposal to acquire immediately all of the publicly traded stock of Taubman Centers, Inc. for cash consideration that represents an attractive premium to your common shareholders. In addition, if your limited partners decide to participate, we will make an equally attractive offer to combine their holdings into Simon’s operating partnership on a basis that affords both tax efficiencies and liquidity.

      We believe that a business combination of Simon and Taubman is compelling, and most importantly, will produce substantial and immediate value for your shareholders. In addition, your limited partners will have the opportunity to convert their holdings to units in the Simon operating partnership on the same economic basis or choose to remain limited partners in the Taubman partnership. It is my personal hope that you, your family and Taubman’s board will share our enthusiasm for a combination of our companies and that we can move forward quickly.

      Because of the importance of this matter, I would like to present this proposal to you in person as soon as possible. At our meeting, I will be prepared to discuss price and other specific components of our proposal, and address any questions you may have about the transaction. I will contact you shortly to arrange a meeting.

Sincerely,

/s/ DAVID SIMON
DAVID SIMON

      On October 21, 2002, Mr. Taubman, spoke via telephone with Mr. Simon. On that telephone call Mr. Simon presented the possibility for Simon to acquire the Company including the possibility of entering into a joint venture with the Taubman family pursuant to which Simon would gain effective control of Taubman Centers. Mr. Taubman told Mr. Simon that while he did not believe there was any interest in pursuing a sale of the Company at this time, he would discuss the matter with the Board of Directors. After this conversation, the Mr. Taubman contacted each of the directors individually to inform them of the letter and the conversation.

      On October 22, 2002, Mr. Simon sent the following letter which was received by Mr. Taubman on October 22, 2002:

VIA OVERNIGHT MAIL

October 22, 2002

Robert S. Taubman,

Chairman of the Board, President
  and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48303

Dear Bob:

      I am genuinely disappointed by your response to my October 16, 2002 letter, your refusal to meet with me, and your decision to reject out-of-hand our proposal to buy the public shares of Taubman Centers, Inc. (the “Company”) at a very significant premium to their current market price. At a minimum, I thought you would want to meet with me to discuss the specifics of our proposal. Given the current state of the financial markets and considering Simon’s financial wherewithal and our demonstrated ability to close deals and add value, our proposal represents a financial opportunity for your shareholders that merits careful consideration.

      Although I very much wanted to describe our proposal to you in person, I am instead setting out its basic terms in this letter, so that you and your board can review it carefully. We are prepared to pay $17.50 for each share of Company common stock in cash. We are also willing to provide equivalent value to the holders of all outstanding limited partnership interests in The Taubman Realty Group Limited Partnership (the “Operating Partnership”) and allow them to exchange those interests for limited partnership units in Simon’s operating partnership on a tax efficient basis, or, at their option, remain limited Partners in your Operating Partnership.

      Specifically, Simon would acquire all of the Company’s outstanding publicly held common stock pursuant to a merger agreement. The individual steps to accomplish this merger would be as follows:

      1. Simon (or its affiliate) would make a tender offer to purchase all of Taubman’s common stock for $17.50 per share, net to each seller in cash.

      2. As promptly as practicable after consummation of the tender offer, an affiliate of Simon would merge with the Company, and each non-tendering share of Company common stock would be converted into the right to receive $17.50 per share in cash.

      We are also prepared to purchase, either for cash or through an exchange of partnership interests, all limited partnership interests in the Operating Partnership, which would include the acquisition of the Company’s Series B preferred stock. However, if your family and the other limited partners would prefer to remain limited partners in the Operating Partnership, we are prepared to accommodate that desire while at the same time making our proposal available to holders of the Company’s publicly held common stock.

      Our $17.50 per share all cash offer represents a price never before realized in the Company’s ten year trading history and affords your shareholders a 30% premium to today’s closing price, as well as a premium to Wall Street’s consensus net asset value for the Company. This proposal is not subject to the receipt of financing or any due diligence investigation of the Company and its subsidiaries or any requirement that the limited partners exchange their interests,

      We are well aware that the Company’s charter contains an “excess share provision” that prohibits the purchase of more than 8.23% of the aggregate value of the Company’s stock and that the board of directors can only waive application of this provision to permit a purchase of up to 9.9% of aggregate value. This provision, ostensibly for the purpose of preserving the Company’s status as a REIT, goes well beyond what is necessary for that purpose and stands between the Company’s shareholders and their ability to realize a substantial premium for their shares. Our proposal, therefore, must be conditioned on the inapplicability of the Company’s excess share provision to our bid. In this regard, we note that Simon’s acquisition of Company securities need not jeopardize the Company’s status as a REIT, and we therefore believe that the Company’s board of directors, as fiduciaries, must take steps to amend the Company’s charter to allow our proposal to go forward for the benefit of the Company’s common shareholders. We also believe it is the responsibility of the holders of the Series B Preferred Stock to approve such an amendment so as not to impede the ability of the Company’s common shareholders to receive a significant premium, particularly given the fact that our proposal allows the limited partners of the Operating Partnership the option to either convert their holding on a tax efficient basis or remain in their existing structure.

      While this letter outlines the basic terms of our proposal, we are ready to work diligently with you and your team to finalize all other terms of the deal.

      Bob, I know this is a difficult subject for you personally, but our proposal, which is intended to bring immediate and substantial value to the Company’s shareholders, warrants your serious and immediate attention. I am confident that given the opportunity to meet with you, we could finalize a mutually beneficial transaction between our two companies.

      I will call you in the next few days, giving you sufficient time to review this letter, so that we can agree on a time and place for a meeting.

Sincerely,

/s/ DAVID SIMON
DAVID SIMON
Chief Executive Officer

      On October 28, 2002, the Board of Directors of Taubman Centers met with the Company’s management and Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisors, as well as with legal advisors to discuss Simon’s unsolicited proposal. The Board reviewed the proposal, and received advice from Mr. Taubman that the Taubman family had no interest in pursuing a sale of the Company and intended to use its significant stake in the Company to oppose the proposed transaction if it were put to a vote. The Board unanimously decided that the Company was not for sale, and that discussions as to Simon’s proposal would be unproductive, and authorized the delivery of a letter to Simon communicating its determination. The Board also authorized the issuance of a press release in the event that Simon publicly disclosed his proposal.

      Following the Board meeting on October 28, 2002, Mr. Taubman called Mr. Simon and informed him that the Board had met and was unanimous in its conclusion that the Company had no interest in pursuing a sale transaction, and that discussion as to any such transaction would be unproductive. Mr. Taubman sent a copy of the following letter to Mr. Simon:

David Simon

Chief Executive Officer
Simon Property Group
115 West Washington Street
Indianapolis, Indiana 46204

Dear David,

      This will respond to your letter dated October 22, 2002. The Board of Directors of Taubman Centers has met and with the advice of its outside financial and legal advisors, has considered your unsolicited proposal. The Board is unanimous in concluding that the company has no interest whatsoever in pursuing a sale transaction, and that discussion as to such a transaction would not be productive.

Sincerely,

/s/ ROBERT S. TAUBMAN
ROBERT S. TAUBMAN
Chairman, President and Chief Executive Officer

      On November 1, 2002, Mr. Simon’s office called Mr. Taubman’s office requesting a meeting with Mr. Taubman during the upcoming NAREIT national conference.

      On November 5, 2002, in response to Mr. Simon’s request of November 1, 2002, Mr. Taubman conveyed in a telephone conversation with Mr. Simon that he would be willing to meet with Mr. Simon but that the Company’s position had not changed since they last spoke and that he did not think it would be productive to discuss the contents of Mr. Simon’s recent letters to Mr. Taubman.

      On November 6, 2002, at the NAREIT national conference Mr. Simon reiterated his interest in acquiring the Company and Mr. Taubman again informed him that the Company’s board had met and the Company had no interest in pursuing a sale transaction.

      On November 13, 2002, David Simon sent a letter to the Board of Directors of the Company, which was made public in an 8-K filing of the same date:

Dear Members of the Board of Directors:

      As you may know, we recently made a written offer to Robert S. Taubman to pay $17.50 in cash for each share of Taubman Centers, Inc. (the “Company”) common stock. Our all-cash offer would deliver to all Taubman shareholders a substantial premium — approximately 18% above yesterday’s closing price and 30% above the price on the day we initially made our offer — and it exceeds the highest price at which Taubman shares have ever traded. Our offer represents a compelling strategic and financial transaction that would produce substantial and immediate value for all of your shareholders. We can move quickly since our offer is not subject to the receipt of financing or any due diligence investigation of the Company.

      On several occasions, we have communicated our offer to Mr. Taubman and suggested that we have an opportunity to discuss it with the members of Taubman’s board of directors. We wrote Mr. Taubman on October 16, 2002, to request a meeting to present our offer. He refused to meet. On October 22, 2002, we again wrote Mr. Taubman, this time setting forth the basic terms of our offer. Once again, he refused even to have a discussion, writing to us on October 28, 2002, that “the Company has no interest whatsoever in pursuing a sale transaction....”

      We are dismayed that Mr. Taubman continues in his refusal even to discuss our offer — or indeed any sale transaction, particularly in light of the fact that we have expressed a willingness to be very flexible with respect to the structure of the proposed transaction. The offer is not conditioned upon any participation by the Taubman family. Instead we have agreed to accommodate any desire by the Taubman family to retain its economic interest in the Taubman Realty Group Limited Partnership, or, at their option, to participate in the transaction, and receive either cash or equivalent value for their existing partnership interests by exchanging them on a tax efficient basis for partnership interests in the Simon operating partnership.

      Since the Taubman family can choose to (1) retain its current Taubman partnership units, (2) convert into Simon partnership units, or (3) sell for cash, we can only conclude that Mr. Taubman’s refusal even to discuss our offer reflects the Taubman family’s desire not to permit the Company to be sold under any circumstances. While it is entirely appropriate for the Taubman family to retain the right to choose between various options with respect to the treatment of its own partnership units, it is improper for these insiders to prevent public shareholders from choosing to receive a premium for their shares.

      Mr. Taubman apparently believes the Taubman family is not accountable to the public shareholders because of the family’s claimed blocking position — via the Series B preferred stock — which was surreptitiously issued in a “restructuring” transaction many years after the Company’s initial public offering without either proper disclosure or a shareholder vote. We question both the propriety and validity of a transaction which attempts to transfer to the Taubman family control and a permanent veto over material decisions that rightfully belong to the public shareholders of Taubman — such as an all-cash, premium offer to acquire the Company.

      The effect of the Series B preferred stock, for which the Taubman family paid a total of only $38,400.00, is to disenfranchise the public shareholders. This entrenchment device is a permanent corporate governance defect embedded in the Company’s structure — and it continues to hurt the public shareholders. Indeed, between the time the Series B shares were issued to the Taubman family in 1998 and our October 22 offer letter, the price of Taubman common shares has fallen by 4%.

      We understand that the obstacles created in the governance structure by the Taubman family, at the expense of the public shareholders, are significant. However, with the cooperation of the Board of Directors, acting as fiduciaries for the common shareholders, we believe these obstacles are surmountable. We also trust that undisclosed economic or governance burdens have not been, and will not be, imposed on Taubman in response to our offer or otherwise. We hope the Board will agree with us that our offer provides an excellent opportunity for Taubman shareholders to realize immediate liquidity and full value for their shares to an extent not likely to be available to them in the marketplace or in any alternative transaction. At a time when good corporate governance is particularly important to investors, we seek your help in restoring the rights of the public shareholders of Taubman.

      We prefer to complete this acquisition through a negotiated transaction. We stand ready to make a detailed presentation of our offer to the Board and to answer any questions you may have.

Very truly yours,

/s/ DAVID SIMON
DAVID SIMON
Chief Executive Officer

      On November 13, 2002 the Company issued the following press release:

      Bloomfield Hills, Michigan, November 13, 2002 — Taubman Centers, Inc. (NYSE: TCO) confirmed today that it has received an unsolicited proposal from Simon Property Group, Inc. (NYSE: SPG) seeking to acquire control of the Company. Taubman Centers said that its Board of Directors had previously met and, with the advice of its outside financial and legal advisors, had considered the proposal. The Board unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction and that discussions regarding such a transaction would not be productive.

      The Taubman family, large economic stakeholders with voting control of more than 30% of Taubman Centers, has also confirmed that it has no interest in pursuing a sale of the Company. A sale or other extraordinary transaction would require a 2/3rds affirmative vote.

      The Company stated, “The Taubman Centers Board of Directors has unanimously rejected this proposal. In addition, the Taubman family has informed the Board that it is categorically opposed to the sale of the Company. Given the family’s position, any efforts to purchase Taubman Centers would not be productive.” Goldman, Sachs & Co. is acting as financial advisor and the law firm of Wachtell, Lipton, Rosen & Katz is acting as legal advisor.

      On December 5, 2002, Simon commenced the Offer and on December 5, 2002, Simon and the Offeror filed the Complaint in the United States District Court for the Eastern District of Michigan against the Company, the Company Board and certain members of the Taubman family.

      On December 10, 2002 the Board met with the Company’s management, Goldman Sachs, and legal advisors to discuss the Offer. The Board reviewed the Offer with counsel and management and received the opinion of Goldman Sachs that the Offer was inadequate. The Board unanimously resolved to recommend that the Company’s shareholders reject the offer. The Board of Directors also amended the Company’s by-laws to opt-out of the Michigan Control Share Acquisition Act, and make certain other procedural changes including requiring advance notice for shareholder nominations and proposals.

      (c) Reasons for the Recommendation

      In reaching the conclusion that the Offer is not in the best interest of the Company’s shareholders and the recommendation described above, the Taubman Centers Board of Directors consulted with its senior management, legal and financial advisors and took into account numerous factors, including but not limited to the following:

(i) The Board’s familiarity with the business of the Company, its financial condition, results of operations and prospects and the nature of, the prospects for, and the Company’s position in, the industry in which the Company operates.

(ii) The opinion of Goldman Sachs, the Company’s financial advisor, after reviewing with the Board of Directors many of the factors referred to herein and other financial criteria used in assessing an offer, that the Offer is inadequate.

(iii) The Board’s belief that a number of the Company’s properties are at early stages in their development cycles and are expected to generate increasing returns over the next few years. The Board believes that the Company’s current stock price does not reflect the value of these assets or their growth potential. Moreover, the Board believes that the Company’s organic growth strategy of concentrating on improving the quality and consistency of its assets, coupled with selective development and acquisitions and divestitures, is likely to yield long term returns to shareholders superior to the offer.

(iv) The Board’s belief that both the inadequacy of the offer and the opportunistic manner in which it has been pursued represent a threat to shareholder value, to the Company’s stability and to the many other constituencies which have an interest in the Company’s success. The Board believes the timing of the offer represents an opportunistic attempt by Simon to acquire a collection of upscale regional mall assets that cannot be replicated, and which are the most productive portfolio of regional malls held by any public company.

(v) The fact that Taubman Centers has delivered more than an 80% total return to shareholders over the past five years, during which time the Company has outperformed the Morgan Stanley REIT Total Return Index (which returned 21.6%), the S&P 500 Total Return Index (which returned 4.3%), and many of its competitors (including Simon Property Group, which returned 63.3%). The Taubman Centers properties have the highest average sales and rents per square foot of any regional mall company.

(vi) The Board’s belief that Simon’s approach to managing and developing its properties is inconsistent with the Company’s portfolio of upscale shopping centers in select high-growth markets and is not likely to yield the maximum value for the Company’s assets.

(vii) The fact that the markets for regional malls are already highly concentrated in several cities where Simon and the Company compete. If the proposed transaction were to occur, that concentration would dramatically increase, resulting in decreased competition among all local shopping centers and causing higher lease prices for mall tenants, higher ultimate retail prices for consumers, and lower quality shopping centers in the affected areas. At any time before or after consummation of the Offer, federal antitrust authorities, State Attorneys General, or private parties may investigate the transaction and/or bring legal actions under the federal or state antitrust laws seeking to enjoin Simon’s acquisition of the Company’s Common Shares or to require divestiture of Simon’s or the Company’s assets. Accordingly, the Board believes that there is significant uncertainty as to whether Simon could ultimately consummate a transaction along the lines it has proposed.

(viii) The Board’s belief that Simon’s public relations campaign aimed at damaging the Company is hypocritical and concern about Simon’s misleading statements to the public about its own corporate governance in its press releases and Form 8-K filed on November 18, 2002. The Board noted the fact that Simon claimed in a press release that “the Simon family has no veto power or other control mechanism that could block a sale or merger transaction.” In a story published in The New York Times on December 1, 2002, Simon admitted the untruth of its statement, calling it “a mistake” and noting that the family does in fact have the power to block a merger and that to date Simon has not issued a correction and maintained this incorrect press release on its website. In addition, the Board took note of Simon’s willingness to mischaracterize Taubman Centers’ financial performance and to misrepresent David Simon’s communications with Robert Taubman.

(ix) The fact that completion of the Offer and second-step merger will likely be a taxable event to many of the Company’s shareholders, the timing of which will not be in their individual control.

(x) The fact that the Taubman family and other shareholders, with combined voting power of over a third of the total voting power of the Company’s capital stock, have indicated that they do not intend to tender their Common Shares and have taken the firm position that they are not interested in pursuing a sale transaction. The Board noted that the two-thirds shareholder vote required for a sale or other extraordinary transaction has been in the Company’s charter since its initial public offering in 1992. The offer cannot be completed absent a Court ruling in litigation brought by Simon seeking to divest Taubman Center shareholders of their voting rights. Based on the advice of counsel, the Board believes that the litigation brought by Simon to disenfrancise the Series B shareholders is without merit.

(xi) The Board’s belief that the unsolicited and hostile nature of the offer when coupled with its inability to be completed, makes it an expensive, disruptive, and detrimental to both companies.

(xii) The Board’s belief, based on the factors set forth in paragraphs (i) through (xi) above, that the consideration to be paid in the Offer does not reflect the inherent value of the Company.

(xiii) The fact that the Offer is highly conditional, which results in significant uncertainty that the Offer could or would be consummated. Specifically, according to the Offer it is subject to the following conditions, among many others:

(1) Minimum Tender Condition. Consummation of the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Common Shares that represents, together with Common Shares owned by the Offeror, Simon or any of its subsidiaries, at least two-thirds (2/3) of the total voting power of the Company. Voting power of the Company is calculated based upon the aggregate voting power attributable to the outstanding Common Shares and the purported voting power attributable to the outstanding shares of Series B Preferred Stock (assuming exercise of all then outstanding rights to purchase Common Shares or partnership units of the Operating Partnership). This condition may only be met if Simon is successful in its litigation which the Company believes is without merit. See “Legal Matters — Litigation.”

(2) Excess Share Condition. The Company’s charter prevents any person or group from beneficially or constructively owning capital stock representing more than 8.23% of the total value of the Company’s capital stock (the “Ownership Limit”). As was disclosed to the Company’s shareholders in connection with the Company’s IPO, and numerous times since, the Ownership Limit is intended both to preserve the Company’s status as a REIT and make it more difficult for any person to acquire control of the Company. The Company’s Board in certain circumstances can increase the Ownership Limit to 9.9%. Shares owned in excess of the Ownership Limit are considered “Excess Shares” under the Company’s Restated Articles of Incorporation and are transferred to a designated agent of the Company (the “Excess Share Provision”). The designated agent upon delivery of the shares must immediately sell such shares and donate any proceeds over the price the acquiror paid for the shares to charity. Consummation of the Offer is conditioned upon the Offeror being satisfied, in its sole discretion, that the Offeror may purchase all of the Shares tendered pursuant to the Offer without triggering the Excess Share Provision.

(3) Control Share Condition. Consummation of the Offer is conditioned upon full voting rights for all Common Shares to be acquired by Offeror pursuant to the Offer having been approved by the Company’s shareholders under Chapter 7B of the MBCA (the “Michigan Control Share Acquisitions Act”) or the Offeror being satisfied, in its sole discretion, that the Michigan Control Share Acquisitions Act is invalid or otherwise inapplicable to the Shares to be acquired by the Offeror in the Offer. On December 10, 2002 the Board of Directors opted out of the Michigan Control Share Acquisitions Act. “See Legal Matters — Michigan Control Share Acquisitions Act.”

(4) Business Combination Condition. Consummation of the Offer is conditioned upon the Offeror being satisfied, in its sole discretion, that Chapter 7A of the MBCA (the “Michigan Business Combination Act”) will not prohibit for any period of time, or impose any shareholder approval with respect to, its proposed back end merger or any other “Business Combination” (as defined in the Michigan Business Combination Act) involving the Company and the Offeror or any other affiliate of Simon.

(5) No Material Adverse Change Condition. Consummation of the Offer is conditioned upon the Offeror not becoming aware of any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of the Company or any of its subsidiaries that has, or could reasonably be expected to have, in the sole discretion of the Offeror, a material adverse effect on the Company or, assuming consummation of the Simon Offer or its proposed back end merger, on the Offeror, Simon or any other affiliate of Simon.

(6) Competing Offer Condition. Consummation of the Offer is conditioned upon a tender or exchange offer for any Common Shares not having been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates)

(7) Numerous Other Conditions. Consummation of the Offer is also subject to other conditions, several of which are unlikely to be satisfied. Notwithstanding the Company’s regular practice of increasing its dividend (including its recent announcement of the regular annual increase on December 10, 2002), the offer is conditioned on the Company not increasing its dividend. Similarly, the Offer is conditioned on their being no change to the Company’s by-laws regardless of its effect on the Offeror. Presumably this condition is incapable of being satisfied as a result of the Company’s recent modification to its by-laws to, among other things, “opt-out” of the Michigan Control Share Acquisitions Act, notwithstanding that this change is consistent with the desires and the specific request of the Offeror. The Offer is also contingent on there being no issuance of stock or options, no changes to employment agreements, no commencement of war or armed hostilities or other national or international crisis involving the United States, and to many other conditions.

      In light of the above factors, the Taubman Centers Board determined that the Offer is not in the best interests of Taubman Centers and Taubman Centers’ shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TAUBMAN CENTERS’ SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

      In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contract, Transaction, Negotiations and Agreements.”

      The foregoing discussion of the information and factors considered by the Taubman Centers Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Taubman Centers Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Taubman Centers Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Taubman Centers Board may have given differing weights to different factors. Throughout its deliberations, the Taubman Centers Board received the advice of Goldman Sachs, and of outside legal advisors, who were retained to advise the Taubman Centers Board in connection with the Offer.

      (d) Intent to Tender

      To the best of Taubman Centers’ knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of Taubman Centers’ executive officers or directors currently intend to tender Common Shares over which he or she has sole dispositive power to Simon.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.

      The Company has retained Goldman Sachs as its independent financial advisors in connection with the Company’s analysis and consideration of, and response to, Simon’s proposal and with respect to any possible purchase of all or a portion of the stock or assets of the Company, or a sale of the Company. The Company has agreed to pay Goldman Sachs a reasonable and customary fee for such services. The Company has also agreed to reimburse Goldman Sachs for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of the engagement.

      The Company has retained Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with the Company’s communications with its shareholders with respect to the Offer, to monitor trading activity in the Common Shares, and to identify investors holding noteworthy positions in street name. Innisfree will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

      Robert S. Taubman exercised options with respect to 150,000 Common Shares on November 14, 2002 at an exercise price per share of $9.69. William S. Taubman exercised options with respect to 150,000 Common Shares on November 14, 2002, of these 79,004 were exercised at an exercise price of $9.39 and 70,996 were exercised at an exercise price of $9.69 per share. On December 3, 2002, John Simon exercised options with respect to 3,951 and 17,776 Common Shares at exercise prices of $13.205 and $13.889 per share respectively.

      Robert S. Taubman, pursuant to the Option Deferral Agreement deferred 740,655 Common Shares on November 15, 2002 at $11.139 per share. The total amount deferred was $4,333,572.40. See “Option Deferral Agreement with Robert S. Taubman.”

      On November 14, 2002, eight of the Company’s shareholders granted irrevocable proxies to Robert S. Taubman to vote their Common Shares. See “Voting Agreements.”

      Except as set forth above, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this Statement, Taubman Centers is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of Taubman Centers or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Taubman Centers or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by Taubman Centers or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of Taubman Centers.

      From time to time in the ordinary course of its business the Company considers various transactions involving the issuance of Common Shares or Units or the purchase, sale or exchange of assets. The Company is currently actively exploring a number of such transactions. As of the date hereof, there are no binding agreements or agreements in principle with respect of any transaction.

      Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the Offer, that relate to or would result in one or more of the events referred to in the first paragraph of this item.

Item 8.	Additional Information to be Furnished.

      (a) Legal Matters

      Litigation. Shortly after Simon publicized the terms of its unsolicited proposal on November 13, 2002, three shareholders of Taubman Centers filed purported class action complaints in the Michigan Circuit Court for the County of Oakland on behalf of Taubman Centers shareholders; one of the complaints names as defendants Taubman Centers, Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert; and the other two additionally name Peter Karmanos, Jr. The actions generally allege breaches of fiduciary duty by Taubman Centers and the named directors in connection with Simon’s proposal and seek injunctive relief. Motions to dismiss are pending in two of the three state cases. Plaintiff in one case amended his complaint to add claims under the Michigan Control Share Acquisitions Act, challenging the validity of the Voting Agreements and the issuance of the Series B Shares, adding Peter Karmanos, Jr. as an additional defendant and asserting derivative allegations.

      On December 5, 2002, Simon filed a lawsuit in the United States District Court for the Eastern District of Michigan against Taubman Centers, A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert alleging, among other things, breach of fiduciary duty by the Company’s Board of Directors for not giving adequate consideration to Simon’s unsolicited proposal, and challenging the validity of the Voting Agreements and the issuance of the Series B Shares under the Michigan Control Share Acquisitions Act.

      The foregoing actions are all at a preliminary stage and it is therefore too soon to predict their outcome.

      Dissenters’ Rights. Under Michigan law, no dissenters’ rights are available in connection with the Offer.

      Michigan Control Share Acquisitions Act. The “Michigan Control Share Acquisitions Act” provides that an acquiring person may not vote Control Shares acquired in a Control Share Acquisition without the approval of the corporation’s shareholders. Control Share Acquisitions are acquisitions, directly or indirectly, by any person of issued and outstanding shares of a qualifying Michigan public corporation that, when added to all other shares of the company for which such person may exercise or direct the voting power, would entitle such person (directly or indirectly, alone or as part of a group) to exercise or direct the exercise of voting power of that corporation equal to or greater than one-fifth (1/5), one-third (1/3) or a majority of the voting power of the corporation (the “Control Shares”). Shares acquired for no consideration are not considered Control Shares. The acquiring person may vote the Control Shares only to the extent granted by resolution approved by the shareholders by both of the following: (a) a majority of the votes cast by holders of the shares entitled to vote thereon, and if the proposed Control Share acquisition would, if fully carried out, result in any action which would require a vote as a class or a series, by a majority of the votes cast by the holders of shares of each such class or series entitled to vote thereon; and (b) a majority of the votes cast by the holders of shares entitled to vote and a majority of the votes cast by the holders of shares of each class or series entitled to vote as a class or series, excluding all Interested Shares. “Interested Shares” are the shares that are entitled to vote under the Michigan Control Share Acquisitions Act as to which any of the following persons may exercise or direct the exercise of such voting power: (a) an acquiring person or a member of a group with respect to a Control Share Acquisition, (b) any officer of the corporation, or (c) any employee of the corporation who is also a director.

      Simon has also declared its intention to solicit proxies at a later date from the shareholders of the Company with respect to a meeting to determine the status of the Control Shares that it would like to acquire. The Company believes that it does not need the protection of the Michigan Control Share Acquisitions Act and so, in order to avoid the cost and distracting nature of a special meeting of shareholders, on December 10,

2002, the Board of the Company amended the Company’s By-laws to among other things opt out of the Control Share Acquisitions Act.

      Michigan Business Combination Act. Chapter 7A of the Michigan Business Corporation Act (the “Business Combination Act”) prohibits specified “Business Combinations” (which is defined to include mergers) between a Michigan corporation and an “Interested Shareholder.” An Interested Shareholder is any person other than the corporation or any subsidiary who (a) is the owner of 10% or more of the outstanding voting power of the outstanding voting shares of the corporation; or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting power of the outstanding voting shares of the corporation at any time within two years immediately prior to the relevant date. These Business Combinations are prohibited for a period of five years following the date the person became such an Interested Shareholder, unless (a) prior to the time the person first became an “interested shareholder” the board of directors of the corporation adopts resolutions approving the Business Combination or (b) each of the following conditions is met: (i) an advisory statement is given by the board of directors; (ii) the Business Combination is approved by a vote of at least 90% of each class of the voting stock of the corporation entitled to vote; and (iii) the Business Combination is approved by a vote of at least two-thirds of each class of the voting stock of the corporation entitled to vote, excluding the voting shares owned by the Interested Shareholder. These special voting requirements do not apply if the corporation’s shareholders receive a minimum price for their shares (as specified in the statute) and the consideration is received in cash or in the same form previously paid by the Interested Shareholder for its shares.

      The requirements of the Business Combination Act do not currently apply to the Company. The Company may at any time opt into this provision through an action of its Board of Directors.

      By-law Amendments. On December 10, 2002, the Company’s Board of Directors amended the By-laws of the Company in order to opt out of the Michigan Control Share Acquisitions Act and to make certain other procedural changes including adding a requirement that any shareholder nomination or business proposal be submitted a reasonable period prior to the meeting in question.

      (b) Regulatory Matters

      Antitrust Matters. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Common Shares by Simon pursuant to the Offer may be subject to such requirements.

      Regardless of whether Simon and Taubman Centers are required to make filings under the HSR Act, the Antitrust Division and the FTC routinely scrutinize the legality of transactions under the antitrust laws. At any time before or after the consummation of a transaction, the Antitrust Division or the FTC could, notwithstanding the necessity of any filing under the HSR Act or the expiration or termination of the various waiting periods under the HSR Act, take such action under the antitrust laws as the agencies deem necessary or desirable in the public interest, including seeking to enjoin the purchase of the Common Shares pursuant to the Offer, seeking divestiture of the Common Shares so acquired, or seeking divestiture of certain of the Company’s or Simon’s assets. Furthermore, State Attorneys General or private parties may also bring legal actions under the federal or state antitrust laws seeking those same remedies. A challenge to the Offer on antitrust grounds may be made, and, if such a challenge is made, the Offer may not prevail.

      (c) Forward-Looking Statements

      Certain of the information contained in this Schedule 14D-9 should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which is subject to a number of risks and uncertainties. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, including the following: statements regarding future developments and joint ventures, rents and returns, statements regarding the continuation of trends, and any statements regarding the sufficiency of the Company’s cash balances and cash generated from operating and financing activities for the

Company’s future liquidity and capital resource needs. The Company cautions that although forward-looking statements reflect the Company’s good faith beliefs and best judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the SEC. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumption or changes in other factors affecting such estimates other than as required by law.

Item 9.     Exhibits.

Exhibit No.		Description

(a)	(1)	Letter, dated December 11, 2002, to Taubman Centers’ shareholders
(a)	(2)	Press release issued by Taubman Centers on December 11, 2002
(a)	(3)	Restated Articles of Incorporation of Taubman Centers (incorporated by reference to Exhibit 3 filed by Taubman Centers, Inc. on Form 10-Q on August 11, 2000)
(a)	(4)	Restated By-Laws of Taubman Centers
(a)	(5)	Complaint titled Lionel Z. Glancy v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert, and Taubman Centers, Inc., filed on November 14, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(6)	Amended Complaint titled Lionel Z. Glancy v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert, and Taubman Centers, Inc., filed on December 6, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(7)	Complaint titled Joseph Leone v. Taubman Centers, Inc., Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert, filed on November 15, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(8)	Complaint titled Judith B. Shiffman Revocable Living Trust v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert, and Taubman Centers, Inc., filed on November 19, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(9)	Complaint titled Simon Property Group, Inc., and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert, filed on December 5, 2002 in the United States District Court in the Eastern District of Michigan
(a)	(10)	Letter, dated December 11, 2002, to Taubman Centers’ employees
(a)	(11)	Presentation entitled Board Rejection of Simon Offer, by Goldman, Sachs & Co. to the Board of Directors of Taubman Centers
(e)	(1)	The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as Amended and Restated Effective as of September 30, 1997 (incorporated by reference to Exhibit 10(b), filed by Taubman Centers, on Annual Report on Form 10-K on March 27, 1998), together with First Amendment (incorporated by reference to Exhibit 10(b), filed by Taubman Centers on Annual Report on Form 10-K on March 29, 2002)
(e)	(2)	The Taubman Company Long-Term Performance Compensation Plan, as Amended and Restated Effective January 1, 2000 (incorporated by reference to Exhibit 10(c), filed by Taubman Centers on Form 10-Q on August 11, 2000)
(e)	(3)	Employment Agreement by and between The Taubman Company Limited Partnership and Lisa A. Payne, dated as of January 3, 1997 (incorporated by reference to Exhibit 10, filed by Taubman Centers on Form 10-Q on May 12, 1997)

Exhibit No.		Description

(e)	(4)	Employment Agreement by and between The Taubman Company Limited Partnership and Courtney Lord, dated November 4, 1999 (incorporated by reference to Exhibit 10(n), filed by Taubman Centers on Form 10-K on March 24, 2000)
(e)	(5)	Election and Option Deferral Agreement by and between The Taubman Realty Group Limited Partnership, The Taubman Company LLC and Robert S. Taubman, dated as of December 28, 2001 (incorporated by reference to Exhibit 10(r), filed by Taubman Centers on Form 10-K on March 29, 2002)
(e)	(6)	Second Amended and Restated Continuing Offer, effective as of May 16, 2000 (incorporated by reference to Exhibit 10(b), filed by Taubman Centers on Form 10-Q on August 11, 2000)
(e)	(7)	Amended and Restated Cash Tender Agreement by and among Taubman Centers, Inc., The Taubman Realty Group Limited Partnership, and A. Alfred Taubman, A. Alfred Taubman, acting not individually but as Trustee of the A. Alfred Taubman Restated Revocable Trust, and TRA Partners, dated as of May 15, 2000 (incorporated by reference to Exhibit 10(a), filed by Taubman Centers on Form 10-Q on August 11, 2000)
(e)	(8)	Voting Agreement, dated November 14, 2002, among Robert S. Taubman, Max M. Fisher, as Trustee of the Max M. Fisher Revocable Trust, and Martinique Hotel, Inc. (incorporated by reference to Exhibit 3, filed by Taubman Centers on Schedule 13D/ A on November 15, 2002)
(e)	(9)	Voting Agreement, dated November 14, 2002, between Robert S. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 (incorporated by reference to Exhibit 4, filed by Taubman Centers on Schedule 13D/A on November 15, 2002)
(e)	(10)	Voting Agreement, dated November 14, 2002, between Robert S. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended (incorporated by reference to Exhibit 4, filed by Taubman Centers on Schedule 13D/A on November 15, 2002)
(g)		Not applicable

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAUBMAN CENTERS, INC.

By:	/s/ ROBERT S. TAUBMAN

Robert S. Taubman
Chairman of the Board, President and
Chief Executive Officer

Dated: December 11, 2002

INDEX OF EXHIBITS

Exhibit No.		Description

(a)	(1)	Letter, dated December 11, 2002, to Taubman Centers’ shareholders
(a)	(2)	Press release issued by Taubman Centers on December 11, 2002
(a)	(3)	Restated Articles of Incorporation of Taubman Centers (incorporated by reference to Exhibit 3 filed by Taubman Centers, Inc. on Form 10-Q on August 11, 2000)
(a)	(4)	Restated By-Laws of Taubman Centers
(a)	(5)	Complaint titled Lionel Z. Glancy v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert, and Taubman Centers, Inc., filed on November 14, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(6)	Amended Complaint titled Lionel Z. Glancy v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert, and Taubman Centers, Inc., filed on December 6, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(7)	Complaint titled Joseph Leone v. Taubman Centers, Inc., Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert, filed on November 15, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(8)	Complaint titled Judith B. Shiffman Revocable Living Trust v. Robert S. Taubman, William S. Taubman, Lisa A. Payne, Graham T. Allison, Allan J. Bloostein, Jerome A. Chazen, S. Parker Gilbert, and Taubman Centers, Inc., filed on November 19, 2002 in the State of Michigan Circuit Court for the County of Oakland
(a)	(9)	Complaint titled Simon Property Group, Inc., and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert, filed on December 5, 2002 in the United States District Court in the Eastern District of Michigan
(a)	(10)	Letter, dated December 11, 2002, to Taubman Centers’ employees
(a)	(11)	Presentation entitled Board Rejection of Simon Offer, by Goldman, Sachs & Co. to the Board of Directors of Taubman Centers
(e)	(1)	The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as Amended and Restated Effective as of September 30, 1997 (incorporated by reference to Exhibit 10(b), filed by Taubman Centers, on Annual Report on Form 10-K on March 27, 1998), together with First Amendment (incorporated by reference to Exhibit 10(b), filed by Taubman Centers on Annual Report on Form 10-K on March 29, 2002)
(e)	(2)	The Taubman Company Long-Term Performance Compensation Plan, as Amended and Restated Effective January 1, 2000 (incorporated by reference to Exhibit 10(c), filed by Taubman Centers on Form 10-Q on August 11, 2000)
(e)	(3)	Employment Agreement by and between The Taubman Company Limited Partnership and Lisa A. Payne, dated as of January 3, 1997 (incorporated by reference to Exhibit 10, filed by Taubman Centers on Form 10-Q on May 12, 1997)
(e)	(4)	Employment Agreement by and between The Taubman Company Limited Partnership and Courtney Lord, dated November 4, 1999 (incorporated by reference to Exhibit 10(n), filed by Taubman Centers on Form 10-K on March 24, 2000)
(e)	(5)	Election and Option Deferral Agreement by and between The Taubman Realty Group Limited Partnership, The Taubman Company LLC and Robert S. Taubman, dated as of December 28, 2001 (incorporated by reference to Exhibit 10(r), filed by Taubman Centers on Form 10-K on March 29, 2002)
(e)	(6)	Second Amended and Restated Continuing Offer, effective as of May 16, 2000 (incorporated by reference to Exhibit 10(b), filed by Taubman Centers on Form 10-Q on August 11, 2000)

Exhibit No.		Description

(e)	(7)	Amended and Restated Cash Tender Agreement by and among Taubman Centers, Inc., The Taubman Realty Group Limited Partnership, and A. Alfred Taubman, A. Alfred Taubman, acting not individually but as Trustee of the A. Alfred Taubman Restated Revocable Trust, and TRA Partners, dated as of May 15, 2000 (incorporated by reference to Exhibit 10(a), filed by Taubman Centers on Form 10-Q on August 11, 2000)
(e)	(8)	Voting Agreement, dated November 14, 2002, among Robert S. Taubman, Max M. Fisher, as Trustee of the Max M. Fisher Revocable Trust, and Martinique Hotel, Inc. (incorporated by reference to Exhibit 3, filed by Taubman Centers on Schedule 13D/ A on November 15, 2002)
(e)	(9)	Voting Agreement, dated November 14, 2002, between Robert S. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 (incorporated by reference to Exhibit 4, filed by Taubman Centers on Schedule 13D/A on November 15, 2002)
(e)	(10)	Voting Agreement, dated November 14, 2002, between Robert S. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended (incorporated by reference to Exhibit 4, filed by Taubman Centers on Schedule 13D/A on November 15, 2002)
(g)		Not applicable